SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission File No. 000-27778

A. Full title and address of the plan, if different from that of the issuer named below:

PTEK HOLDINGS, INC.

401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PTEK HOLDINGS, INC.

3399 Peachtree Road, N.E.

The Lenox Building, Suite 700

Atlanta, Georgia 30326

REQUIRED INFORMATION

The following financial statements and schedule, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

PTEK Holdings, Inc. 401(k) Plan Financial Statements and Schedule as of December 31, 2003 and 2002, together with the Independent Auditors’ Report and Report of Independent Accountants.

To the Participants and Administrator of the

PTEK Holdings, Inc.

401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits (modified cash basis) of PTEK Holdings, Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31. 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

As described in Note 2, these financial statements and supplemental schedule was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2003 on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ Smith & Howard

June 1, 2004

PTEK Holdings, Inc.

Statement of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Investments, at fair value
Mutual Funds	$20,213,451	$13,675,781
Common Trust Funds	4,712,145	4,399,184
Common Stock – PTEK Holdings, Inc.	6,538,475	4,581,329

	31,464,071	22,656,294

Participant Loans	677,994	590,582

Net Assets Available for Plan Benefits	$32,142,065	$23,246,876

The accompanying notes are an integral part of this schedule.

PTEK Holdings, Inc.

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2003

Additions to net assets attributed to:
Employer contributions	$1,062,893
Participant contributions	3,544,831
Roll-over contributions	473,151

Total	5,080,875

Investment Income:
Net depreciation in fair value of investments	7,809,675
Dividends	432,611
Interest on participant loans	38,505

8,280,791
Deductions from net assets attributed to:
Net benefit payments	(4,466,477)

Net increase	8,895,189

Net assets available for plan benefits:
Beginning of year	23,246,876

End of year	$32,142,065

The accompanying notes are an integral part of this schedule.

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the PTEK Holdings, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the board of directors of PTEK Holdings, Inc. (the “Company” or the “Employer”). T. Rowe Price Trust Company is the Trustee with respect to all non-company stock assets and custodian of the Plan for all company stock assets.

Eligibility

All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month following 30 days of employment.

Participant contributions

Participants may elect to contribute, on a pretax basis, up to 20% of their eligible compensation, as defined by the Plan. For 2003, the Internal Revenue Service tax code limit on before tax contributions was $12,000 in the aggregate. Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

The following funds were offered by the Plan as of December 31, 2003:

•	Janus Fund

•	Pimco Total Return II

•	MFS Capital Opportunities

•	MAS Small-Cap Value

•	Putnam International Growth

•	Personal Strategy-Income

•	Personal Strategy-Growth

•	Personal Strategy-Balanced

•	International Stock Fund

•	Equity Index 500 Fund

•	Dividend Growth Fund

•	PTEK Holdings, Inc. common stock

•	T. Rowe Price (TRP) Stable Value Fund

Employer contributions

The Employer may contribute 100% of the participant’s contribution not to exceed 3% of his/her eligible compensation (“Matching Contributions”). Matching Contributions are made in cash or invested in company stock. If the Company elects to match in stock, a participant may elect, at any time after the Matching Contributions are allocated to his/her account, to redirect his/her Matching Contribution to any other investment option. The Company’s board of directors approved a Matching Contribution of $1,309,947 to the Plan for the year ended December 31, 2003 which was contributed in 2004.

Rollovers from other plans

A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this plan.

Participant accounts

Each participant’s account is credited with the participant’s contributions, allocations of the employer matching and his/her share of the Plan’s income (loss). The Plan’s income (loss) with respect to each investment fund is allocated based on the proportion that each participant’s account balance invested in such fund has to the total of all participants’ account balances invested in such fund.

Vesting

Participants are immediately vested in the value of their contributions and actual earnings thereon. Employer matching contributions vest according to the following schedule:

Years of Service	Vested Percentage
Less than one	0%
One	34%
Two	67%
Three	100%

Participants must be credited with a minimum of 1,000 hours of service during the plan year to complete a year of vesting service.

A participant will become fully vested in employer matching, regardless of length of service, in the event of death, total and permanent disability, or attainment of age 65.

Forfeited accounts

During 2003, $77,932 of employer matching contributions was forfeited by terminating employees before those amounts became vested. No cumulative forfeitures were used to reduce the employer matching contribution paid in 2004.

Distribution of benefits

Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant’s vested account balance and will be made in cash. However, if a portion of the participant’s vested balance is in company stock, the participant may elect to receive payments for that portion of his/her vested account in the form of company stock.

Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

Loans to participants

Participants may borrow the minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant’s account and bear interest at a fixed rate over the life of the loan. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar loan in similar circumstances. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principle residence. The interest rate is determined by the plan administrator based on prevailing market conditions.

2.	Summary of Significant Accounting Policies

Basis of accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at market value.

Valuation of investments

Investments in publicly traded mutual funds are stated in the accompanying statements of net assets available for plan benefits at their fair values based on quoted market prices on national exchanges.

The American Institute of Certified Public Accountants Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requires fair value reporting of investment contracts that are not fully benefit-responsive. The TRP Stable Value Fund is not fully benefit-responsive and is carried at estimated fair value, which approximates contract value.

Investment securities in general are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Net appreciation

Realized gains and losses on sales of investments and changes in unrealized appreciation are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments.

Administrative expenses

All costs and expenses incurred in connection with the general administration of the Plan, with the exception of variable asset charges imputed on certain plan assets, are paid by the Company.

3.	Investments

The fair market values of individual assets that represent 5% or more of the Plans net assets as of December 31, 2003 and 2002 are as follows:

	2003	2002
Janus Fund	$2,379,145	$1,512,958
Equity Index 500 Fund	8,154,491	6,491,367
Personal Strategy-Growth	2,101,141	1,101,871
TRP Stable Value Fund	4,712,145	4,399,184
PTEK Holdings, Inc.	6,538,478	4,581,329

Net appreciation in fair value of investments for the year ended December 31, 2003 is as follows:

	Net Appreciation	Dividends
Mutual Funds	$3,989,552	$242,917
Common Trust Funds	—	189,694
Common Stock – PTEK Holdings, Inc.	3,820,123	—

	$7,809,675	$432,611

4.	Related Party Transactions

The Plan’s investments include shares of mutual funds managed by T. Rowe Price Investments. T. Rowe Price is the custodian as defined by the Plan and therefore these transactions qualify as party-in-interest transactions.

5.	Tax Status

The Internal Revenue Service has determined and informed the administrator, by a letter dated September 9, 2002, that the Plan as adopted was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) as of that date. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan’s administrator and the Plan’s tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of plan termination, participants will become fully vested in their account balances.

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

December 31, 2003

Issuer or Borrower	Description of Investment	Market
* T. Rowe Price	Janus Fund	$2,379,145
* T. Rowe Price	PIMCO Total Return II	1,055,251
* T. Rowe Price	MFS Capital Opportunities	575,161
* T. Rowe Price	MAS Small-Cap Value	1,413,133
* T. Rowe Price	Putnam International Growth	764,552
* T. Rowe Price	Personal Strategy-Income	493,703
* T. Rowe Price	Personal Strategy-Growth	2,101,142
* T. Rowe Price	Personal Strategy-Balanced	1,080,873
* T. Rowe Price	International Stock Fund	1,357,529
* T. Rowe Price	Equity Index 500 Fund	8,154,491
* T. Rowe Price	Dividend Growth Fund	835,691
* PTEK Holdings, Inc.	PTEK Company Stock	6,541,255
* T. Rowe Price	T. Rowe Price (TRP) Stable Value Fund	4,712,145
* Participants	Participant Loans	677,994

		$32,142,065

*	Party-in-interest, as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PTEK HOLDINGS, INC. 401(K) PLAN

Date: June 28, 2004	By:	/s/ John E. Elwood
	Name:	John E. Elwood
	Title:	Member of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Smith & Howard, P.C.